                                                                    May 26, 2005


VIA EDGAR AND HAND DELIVERY
---------------------------

Jennifer R. Hardy, Esquire
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0510
Washington, D.C.  20549-0404

         Re:   Builders FirstSource, Inc.
               Amendments No. 1 and 2 to Registration Statement on Form S-1, filed April 27, 2005
               SEC File No. 333-122788
               -----------------------

Dear Ms. Hardy:

         On behalf of Builders FirstSource, Inc. (the "Company"), we submit this letter to respond to your letter to Donald F. McAleenan dated May 18, 2005, with respect to the above-referenced filings. Today, the Company electronically filed Amendment No. 3 ("Amendment No. 3") to the registration statement on Form S-1 (the "Registration Statement") to register the Company's common stock, par value $.01 per share, in connection with the Company's proposed initial public offering (the "IPO").

         For the Staff's convenience, enclosed are two (2) paper copies of Amendment No. 3, marked to show all changes from Amendment No. 2 to the Registration Statement filed on April 27, 2005, and two (2) paper copies of each of the exhibits filed with Amendment No. 3. Also enclosed, for the supplemental review of the Staff, are two (2) paper copies of the sources referenced in our response to the Staff's Comment No. 3 and two (2) paper copies of a schedule showing the annual interest expense through maturity of the long term debt outstanding at March 31, 2005 referenced in our response to the Staff's Comment No. 18.

         For ease of reference, the Staff's comments are set forth below in italics. The Company's response to each of the Staff's comments is set forth immediately below the text of the comment to which it relates. The headings below correspond to the headings as set forth in the Staff's comment letter of May 18, 2005.

Jennifer R. Hardy, Esquire
May 26, 2005
Page 2 of 12


         Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 3. Unless otherwise indicated, page references in our responses are to the marked copy of Amendment No. 3.

General
-------

1.       Q.       The financial statements should be updated to comply with Rule
                  3-12 of Regulation S-X at the effective date of the registration statement. In addition, the pro forma information and management's discussion and analysis should be updated as well.

         A. We acknowledge the Staff's comment, and have updated the financial statements and related information in Amendment No. 3 as of March 31, 2005.

2.       Q.       Include an updated signed consent of your independent
                  accountants with your amended registration statement.

         A. We acknowledge the Staff's comment, and an updated signed consent of the Company's independent accountants has been included as Exhibit 23.1 to Amendment No. 3.

3.       Q.       Where you refer generically to "other publicly available
                  information," supplementally provide this information and disclose the source of this information in your prospectus.
                  Please highlight the information that you rely upon for ease of reference.

         A. In response to the Staff's comment, the Company has revised the disclosure on pages 2, 50, and 62 to include the sources of the referenced information and has also included for the supplemental review of the Staff two (2) paper copies of such sources.

About this prospectus, page 1
-----------------------------

4.       Q.       Please delete the last sentence regarding more recent data affecting your estimates of market position.

         A. We have complied with the Staff's comment by deleting the referenced sentence.

Prospectus summary, page 1
--------------------------
Our Company
-----------

5.       Q.       Please revise statements throughout the prospectus that you are one of the top two suppliers of your product categories to Production Homebuilders

Jennifer R. Hardy, Esquire
May 26, 2005
Page 3 of 12


                  to clarify them as your beliefs or otherwise disclose the source for the statements. Please also comply with respect to the following statements: "the market share of the ten largest Production Homebuilders tripled . . ."; "our distribution centers average $32.6 million of annual sales, which is higher than any of our competitors . . ."; "we are one of the largest manufacturers of Prefabricated Components . . ."; "we compete in the professional segment ("Pro Segment") of the U.S. residential new construction building products and supply market, which is estimated to have 2004 annual sales of $117 billion"; and "the top ten Pro Segment suppliers account for . . . ."

         A. In response to the Staff's comment, the disclosure on pages 1, 54, 58 and 59 has been revised to clarify such statements as to Company's belief, and the disclosure on pages 2, 3, 50, 51, 56, 58, and 62 has been revised to add the source of such statements.

Risk Factors, page 8
--------------------

6.       Q.       Please provide a risk factor regarding the fact that you
                  restated financial statements and the risks to the company resulting from this.

         A. As discussed with Mr. Matt Franker of the Staff on May 19, 2005, we have complied with the Staff's comment by including disclosure regarding the Company's restated financial statements on page 14 under the Risk Factor "Federal, State, and Other Regulations Could Impose Substantial Costs and/or Restrictions on Our Operations That Would Reduce Our Net Income."

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheets, page 27
---------------------------------------------------------------------------

7.       Q.       Please revise your income from continuing operations caption on page 26 so that it is clear to your readers that this amount excludes non-recurring charges. Refer to Rule
                  11-02(a)(5) of Regulation S-X.

         A. In response to the Staff's comment, the disclosure on page 23 has been revised accordingly.

Management's Discussion and Analysis, page 29
---------------------------------------------
General
-------

8.         Q.     We have noted your response to our prior comment number 56.
                  The disclosure of the aggregate intrinsic value of all outstanding options based on the estimated IPO price in your MD&A is recommended by paragraph

Jennifer R. Hardy, Esquire
May 26, 2005
Page 4 of 12


                  180 of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

         A. In response to the Staff's comment, the disclosure on page 22 has been revised to provide the requested information.

9.       Q.       In consideration that you did not obtain a contemporaneous valuation, but rather a retrospective valuation of your fair value as of March 1, 2004, please provide the disclosures presented in paragraph 182 of the AICPA Audit and Accounting
                  Practice Aid Series, Valuation of Privately-Held-Company
                  Equity Securities Issued as Compensation, in your MD&A section.

         A. As discussed with Mr. Nathan Cheney of the Staff on May 19, 2005, the Company respectfully submits that the additional disclosure is not warranted. Paragraph 179 of the AICPA Audit and Accounting Practice Aid Series, Valuation of a Privately-Held Company Equity Securities Issued as Compensation, requires minimum disclosures for equity instruments granted during the 12 months prior to the date of the most recent balance sheet (year-end or interim) included in the registration statement. During the twelve-month period ended March 31, 2005, the date of the most recent balance sheet included in the Registration Statement, the Company granted options with exercise prices as follows:

                                   Number of
                                    Options       Weighted Average      Weighted Average      Intrinsic Value
        Date of Grant           Granted (000's)    Exercise Price     Fair Value per Share       per Share
------------------------------- ---------------- -------------------- --------------------- --------------------
        Quarter Ending:

        June 30, 2004                 75               $0.315                $0.50                $0.185
        September 30, 2004             -                 n/a                  n/a                   n/a
        December 31, 2004              -                 n/a                  n/a                   n/a
        March 31, 2005                 -                 n/a                  n/a                   n/a

                  As can be seen, the number of options granted during the twelve-month period ended March 31, 2005 was negligible with minimal intrinsic value. The disclosures under Paragraph 182 referenced in the Staff's letter dated May 18, 2005 relate to the option grants and disclosures required under Paragraph
                  179. The Company respectfully submits that the inclusion of such information would not provide meaningful information to investors.

                  Footnote 59 to Paragraph 179 states that An enterprise has a responsibility for appropriately determining the fair values of shares of stock awards or stock underlying stock options for any period for which financial

Jennifer R. Hardy, Esquire
May 26, 2005
Page 5 of 12


                  statements are presented in accordance with generally accepted accounting principles. This responsibility becomes particularly important when an enterprise is within a relatively short time of undertaking an IPO. Enterprise often focus most on stock options issued within 12 months of an IPO; however, enterprises should be cognizant of this responsibility for all periods. The Company believes that it has complied with this requirement and that its valuation approach and methods were appropriate for all periods. The Company does not believe that the intent of footnote 59 is to extend the disclosure periods beyond the established twelve-month period but rather to reiterate the Company's responsibility for proper valuation.

                  The Staff provided an example whereby a registrant extended the disclosure period from 12 months to 19 months. The registrant, SSA Global Technologies, Inc., extended the period an additional 7 months as options were issued during that time with substantial intrinsic value, a situation that would be meaningful to investors. The Company does not believe that this situation is applicable to it. Although the Company did issue a substantial number of options in the months immediately preceding April 1, 2004, it did so at fair market value. Accordingly, the Company does not believe that deviation from the suggested disclosures is required.

Results of Operations, page 33
------------------------------

10.      Q.       We have noted your response to our prior comment number 21.
                  The purpose of the Management's Discussion and Analysis
                  section is to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management. By providing an analysis of your gross margins on manufactured products compared to distributed products, readers of your financial statements are provided a better analysis to make an investment decision.
                  Refer to Securities Act Release No. 8350, "Interpretation:
                  Commission Guidance Regarding Management's Discussion and
                  Analysis of Financial Condition and Results of Operations"
                  (Dec. 29, 2003).

         A. In response to the Staff's comment, and as discussed with Mr. Nathan Cheney of the Staff on May 19, 2005, we respectfully submit that while the Company agrees that the purpose of the "Management's Discussion and Analysis" section is to enable investors to see through the eyes of management, the gross margin information requested is not currently available.

                  The Company's accounting system captures sales and cost of sales information by product category (e.g., prefabricated components, millwork, lumber and lumber sheet goods, etc.), but does not provide

Jennifer R. Hardy, Esquire
May 26, 2005
Page 6 of 12


                  delineation as to whether any particular product was distributed or manufactured. For example, the Company assembles/manufactures many of its product categories, but in cases such as special order items or in times of limited shop capacity, these items may be sourced from outside the Company and distributed to the customer. The Company does not have the ability to distinguish gross margin between those products it assembled/manufactured versus products sourced from outside the Company and distributed.

                  As gross margin information is available by product category, the Company has disclosed gross margin for the Lumber and Lumber Sheet Goods product category, which makes up the majority of its distributed sales, and gross margin for the Prefabricated Components product category, which makes up the majority of its manufactured sales. Additional disclosure of gross margin between distributed and manufactured product would require significant estimations and would not be representative of information currently used by management to evaluate Company performance.

11.      Q.       We note your response to comment 22 of our letter dated March
                  14, 2005. Please revise your disclosure, where you have not done so, to state the extent to which material changes in operating results are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.
                  See Regulation S-K, Item 303(a)(3)(iii). When causes are identified, disclose the dollar amount related to the cause, if practicable. In addition, your disclosure should also include management's insight for readers to understand if these trends in your product sales are sustainable in the future. Finally, although it is not mandatory in an initial registration statement, it is often helpful to readers if you include quarterly information in your MD&A section to help identify trends by including either quarterly data for two years or at least the most recently completed fiscal year and the current interim period.

         A. As discussed with Mr. Nathan Cheney of the Staff on May 19, 2005, the Company does not track price/volume variances for non-commodity products due to the extensive number of product SKU's (over 250,000) and the complexity of determining equivalent unit counts for manufactured products. The disclosure on page 39 of the Registration Statement has been modified to identify and discuss those sales trends that the Company believes are sustainable and those that are subject to change in the future.

Jennifer R. Hardy, Esquire
May 26, 2005
Page 7 of 12


                  In reference to providing quarterly information in the "Management's Discussion and Analysis" section, we respectfully submit that the inclusion of such information would not provide meaningful information to investors. The momentum in the second half of 2004, driven by strong housing starts, high commodity prices and favorable weather conditions, masked normal seasonal trends. The Company believes the important trends on which investors should focus are evident in the 2004 annual results and the first quarter 2005 results compared to first quarter 2004 results.

12.      Q.       Please revise your disclosure to discuss how the factors
                  identified under competitive strengths on pages 3 and 4 affected reported revenue and expense for the periods discussed, as it is unclear how you have complied with comment
                  23 of our previous letter.

         A. In response to the Staff's comment, and as discussed with Mr. Nathan Cheney of the Staff on May 19, 2005, we respectfully submit that the disclosure included in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--2004 Compared with 2003--Overview" was intended to comply with the Staff's Comment No. 23 in its letter of March 14, 2005.

13.      Q.       We note your response to comment 25 of our prior letter, as well as your risk factor disclosure on page 12 that you experience variability in revenues and earnings based, in part, on volatility in the price of lumber and wood products and disclosure on page 34 that Lumber and Lumber Sheet Goods is your most significant product category. Please briefly revise your disclosure to state the impact of inflation and changing prices on your net sales and revenues. See Regulation
                  S-K, Item 303(a)(3)(iv).

         A. In response to the Staff's comment, and as discussed with Mr. Matt Franker of the Staff on May 19, 2005, we respectfully submit that the Company has complied with Regulation S-K, Item 303(a)(3)(iv). The Company has quantified the price/volume variance for the Lumber and Lumber Sheet Goods categories for all periods presented and has discussed the favorable impact on sales from the pass-through to its customers of significantly higher prices in 2004. A further break-down on the price change between inflation, general market conditions and internal pricing initiatives is not reasonably estimated. In addition, the disclosure on page 39 indicates that higher Lumber and Lumber Sheet Goods prices were a major contributor to the Company's sales growth in 2004.

Jennifer R. Hardy, Esquire
May 26, 2005
Page 8 of 12


2004 compared with 2003, page 33
--------------------------------
Interest Expense, page 35
-------------------------

14.      Q.       We note your response to comment 26 of our previous letter.
                  Please revise this section to quantify the change in your average debt level and average interest rates from the year ended December 31, 2003 to the year ended December 31, 2004.

         A. We have complied with the Staff's comment and revised the disclosure on page 40 accordingly.

15.      Q.       Please revise your disclosures of prefabricated component
                  sales and gross margin percentage to present comparative information for 2003 and 2004, rather than 2002 and 2004.

         A. As discussed with Mr. Nathan Cheney of the Staff on May 19, 2005, the referenced comparison was included in the Registration Statement in response to the Staff's prior Comment No. 23 requesting a discussion of how the factors identified under competitive strengths affected revenues and expenses. The Company intentionally showed the increase in prefabricated components sales over a two-year period in order to better illustrate the benefits being generated from its competitive advantage described under the heading "Full Offering of Manufactured Products and Construction Services." The comparison was not included in an attempt to explain the year-over-year change, which is discussed later in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations-2004 Compared with 2003."

Liquidity and Capital Resources, page 37
----------------------------------------

16.      Q.       Please discuss the significant increase in your Accounts
                  Payable balance year over year in your operating activities discussion. Explain the reason for the $29.6 million increase in accounts payable between December 31, 2003 and 2004.

         A. We have complied with the Staff's comment and revised the disclosure on pages 42 and 43 accordingly.

17.      Q.       Your disclosure in financing activities states net cash
                  provided by financing activities was $30.7 million. Per your Consolidated Statements of Cash Flows, this was net cash used in financing activities.

Jennifer R. Hardy, Esquire
May 26, 2005
Page 9 of 12


         A. We have complied with the Staff's comment and revised the disclosure on page 44 accordingly.

Disclosures of Contractual Obligations and Commercial Commitments, page 41
--------------------------------------------------------------------------

18.      Q.       Please explain to us why your interest on long term debt
                  after 5 years is lower than earlier years in comparison that the balance due on long-term debt after 5 years is significantly higher than in the earlier individual years presented. Please give us a schedule that shows the annual interest expense through maturity of the long term debt outstanding at March 31, 2005.

         A. In response to the Staff's comment, we supplementally advise the Staff that the $225 million term loan outstanding under the new senior secured credit facility has a term of 6-1/2 years and requires 1% principal payments per year with a remaining principal payment of $210.9 million at maturity in 2011. The entire principal amount of the $275 million of floating rate notes matures in February 2012. On the table of contractual commitments on page 46, the column headings correspond to the years of payment, as follows: Less than 1 Year (2005), 1-3 Years (2006-2008), 4 Years (2009), 5 Years
                  (2010), and After 5 Years (2011-2012). The $30.4 million in the After 5 Years column of the table represents only 7-1/2 months of interest on the term loan before maturity and 13-1/2 months of interest on the floating rate notes before maturity. In addition, enclosed for the supplemental review of the Staff are two (2) paper copies of a schedule showing the annual interest expense through maturity of the long term debt outstanding at March 31, 2005.

Business, page 48
-----------------
Our Strategy, page 50
---------------------

19.      Q.       We note your supplemental response to comment 33 in our prior letter. Please revise this section to disclose this information in your prospectus.

         A. We have complied with the Staff's comment by including the requested disclosure on page 57.

Competition, page 56
--------------------

20.      Q.       Please discuss the negative aspects created by your
                  competition pursuant to Item 101(c)(x) of Regulation S-K.

Jennifer R. Hardy, Esquire
May 26, 2005
Page 10 of 12


         A. As discussed with Mr. Matt Franker of the Staff on May 19, 2005, we have complied with the Staff's comment by revising the disclosure on page 62 accordingly.

Facilities and Properties, page 57
----------------------------------

21.      Q.       We note your response to comment 35 in our letter dated March
                  14, 2005. Please revise this section to disclose the material provisions of your lease agreements for rented properties.

         A. As discussed with Mr. Matt Franker of the Staff on May 19, 2005, we have complied with the Staff's comment by revising the disclosure on page 64 accordingly.

Principal and Selling Stockholders, page 72
-------------------------------------------

22.      Q.       Revise your disclosure to provide this information as of the most recent practicable date as required by Item 403 of Regulation S-K.

         A. We have complied with the Staff's comment by revising the disclosure on page 78 and page 79 accordingly.

23.      Q.       Please state in your prospectus whether Poole Holdings, Inc.
                  is a broker-dealer or an affiliate of a broker-dealer or confirm to us supplementally that no selling security holder is a broker-dealer or an affiliate of a broker-dealer. We may have additional comments upon review of your response.

         A. In response to the Staff's comment, we supplementally inform the Staff that no selling security holder is a broker-dealer or an affiliate of a broker-dealer.

Certain Related Party Transactions, page 74
-------------------------------------------

24.      Q.       We note your response to comment 39 of our previous letter as well as your tabular disclosure of principal and selling stockholders on page 72. Please supplementally confirm that the shareholders to whom you paid the amounts listed in Note
                  17 were not, individually or together, among the parties listed in Item 404(a) to Regulation S-K.

         A. In response to the Staff's comment, we supplementally confirm for the Staff that the stockholders referred to in Note 17 on page F-29 are not, individually or together, among the parties listed in Item 404(a) of Regulation S-K. The reference in Note 17 to JLL Partners, an affiliate of JLL Building Products, LLC, one of the selling stockholders, is disclosed in the Registration Statement under "Certain Related Party Transactions" on page 80.

Jennifer R. Hardy, Esquire
May 26, 2005
Page 11 of 12


Shares Eligible for Future Sale, page 81
----------------------------------------
Sale of Restricted Shares and Lock-Up Agreements, page 81
---------------------------------------------------------

25.      Q.       Please disclose the information in your response to comment
                  40.

         A. We have complied with the Staff's comment by adding the requested disclosure on page 93 accordingly.

Underwriting, page 86
---------------------

26.      Q.       Please supplementally confirm that members of the underwriting syndicate will ask for affirmative reconfirmation of interest by customers from whom they receive indications of interest in your shares after this registration statement is declared effective.

         A. As discussed with Mr. Matt Franker of the Staff on May 24, 2005, and in response to the Staff's comment, we supplementally inform the Staff that the representatives of the several underwriters have confirmed to us that the members of the underwriting syndicate will ask for affirmative reconfirmation of interest by customers from whom they receive indications of interest in the Company's shares after the registration statement is declared effective.

Experts, page 90
----------------

27.      Q.       Your response to our prior comment number 44 is unclear to us.
                  You have referred to these experts in your Form in the following three circumstances: Note 7, Facility Closure Costs, at page F-18 ("The estimated fair value was determined based on a quoted market price as estimated by an independent third party."); Note 9, Discontinued Operations, at F-20 ("During
                  2004, the Company received an updated estimated market price from an independent third party for the real estate and based on the revised estimate, recorded an additional impairment of approximately $0.2 million based on the results of the valuation."); and, in your initial filing, Note 5, Discontinued Operations, at F-39 (same). In each of these circumstances, you have disclosed that you have relied on these experts to determine a fair value in order to book amounts. As you have referred to these experts, please identify and file their consents in accordance with Rule
                  436(b) of Regulation C as you appear to summarize portions of the independent third party's calculation of the "estimated fair value."

Jennifer R. Hardy, Esquire
May 26, 2005
Page 12 of 12


         A. In response to the Staff's comment, we have removed the references to such experts in the Registration Statement.

         In addition to the responses to the Staff's comments described above, Amendment No. 3 includes other changes that are intended to update, finalize, and render more complete the information contained therein.

         Should you have any questions or want to discuss these matters further, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001.

                                            Very truly yours,

                                            /s/ Allison L. Amorison
                                            -----------------------
                                            Allison L. Amorison


cc:      Nathan Cheney
         Ryan Rohn
         Matt Franker
         Donald F. McAleenan